OLIVER PRESS PARTNERS, LLC
152 West 57th Street
46th Floor
New York, NY 10019

May 20, 2008

VIA EDGAR

Michael K. Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Emageon Inc. Preliminary Proxy Statement on Schedule 14A Filed on May 12, 2008 File No. 000-51149

Dear Mr. Pressman:

     Oliver Press Partners, LLC (“Oliver Press”) is in receipt of your letter to Oliver Press’ counsel dated May 15, 2008. Oliver Press has set forth below the SEC comments verbatim, followed by Oliver Press’ responses.

Background to Our Solicitation, page 4

1.  SEC Comment: Please disclose the broad categories of “strategic options” that you discussed with management of the company in June 2007 and the remainder of 2007.

     Oliver Press Response: Additional disclosure has been added to identify the strategic options that were previously referenced as follows:

     “Beginning in June 2007 and through the remaining months of 2007, the principals of Oliver Press met on several occasions with the senior management of Emageon to review the Company’s business, to discuss its strategic options, including the possible sale of the Company, selective acquisitions by the Company and possible development of additional products, and to discuss the possibility of Board membership by one or more Oliver Press principals.”

2.  SEC Comment: Please briefly disclose your concerns with recent changes in the fundamentals of the company’s business, as highlighted in your letter to the company’s lead independent director dated December 6, 2007.

     Oliver Press Response: Additional disclosure has been added to briefly disclose Oliver Press’ concerns as follows:

     “On December 10, 2007, Oliver Press delivered a letter to the Company’s lead independent director highlighting the length of the Company’s deliberations regarding shareholder representation on the Board and expressing concerns with recent changes in the fundamentals of the Company’s business, including lower sales, weaker demand for the Company’s products and downward adjustment in the Company’s sales guidance, and the performance of its share price.”

Reasons for Our Solicitation, page 4

3.  SEC Comment: Please include a discussion of your intentions and/or policy priorities with respect to the business of the company, if your nominees are elected to the board of directors. Shareholders should understand the implications of a vote in favor of your slate. Since your nominees will make up only a minority of the board of directors even if elected, any discussion of your plans for the company should be balanced by a statement that your ability to implement change will be limited by your minority status on the board of directors.

     Oliver Press Response: Additional disclosure has been added to identify Oliver Press’ intentions if its nominees are elected. Disclosure has also been added to reflect the fact that Oliver Press’ nominees, if elected, would constitute a minority of the board and may not have the ability to affect the desired changes. The modified disclosure is as follows:

     “We continue to believe that Emageon has a well regarded and competitive set of products and valuable customer relationships that are not reflected in the current share price, and we believe that the election of our nominees as active and engaged Board members with significant ownership interest can restore confidence in the strategic direction of the Company. If elected, Oliver Press anticipates that the Nominees would encourage the Board to explore all available strategic options for the Company, including its sale, selective acquisitions and possible development of additional products, as well as hold management more accountable for the Company’s prior performance. Since the Nominees, if elected, would constitute only a minority of the Board, while Oliver Press anticipates that its Nominees would pursue the changes discussed above, it cannot assure shareholders that any of its changes would be implemented by the Board.”

Election of Directors, page 6

4.  SEC Comment:Please provide an end date for Mr. Oliver’s tenure with WaterView Advisors.

     Oliver Press Response: Mr. Oliver’s tenure with WaterView Advisors has not ended. The disclosure has been revised to reflect that the tenure is continuing.

5.  SEC Comment: You state that you will exercise the discretionary authority provided in your proxy, if at the time of the annual meeting any of your nominees is unable or unwilling to serve as a director. Rule 14a-4(c)(5) under the Exchange Act permits the exercise of discretionary authority only if the bona fide nominee is unable to serve or for good cause will not serve. Please revise your disclosure accordingly, or advise us of your authority for using this alternative standard.

     Oliver Press Response: The requested change was made.

Abstentions, page 10

6.  SEC Comment: Your disclosure regarding the treatment and effect of abstentions differs from that provided by the company in its proxy statement. Please reconcile this disclosure or advise us as to the meaning of this discrepancy.

     Oliver Press Response: The company’s bylaws provide that only votes cast are to be considered for purposes of determining the outcome of a vote (other than the election of directors). Oliver Press has been advised by Delaware counsel that abstentions do not count as votes cast. Oliver Press modified its disclosure to provide additional explanation for its statement as follows:

     “Abstentions will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will have no effect on the proposal to ratify the appointment of Ernst & Young LLP, because abstentions do not count as votes cast and the bylaws provide that only votes cast are to be considered for purposes of determining the outcome of a vote (other than the election of directors).”

Discretionary Voting, page 11

7.  SEC Comment: Please clarify the disclosure in this paragraph, and address the treatment and effect of broker non-votes. See Item 21(b) of Schedule 14A.

     Oliver Press Response: Additional disclosure has been added under the headings “Votes Required for Approval” and “Discretionary Voting”, respectively, as follows:

     “With respect to the ratification of the appointment of Ernst & Young LLP and any matters other than the election of directors to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have no effect on the outcome.”

     “Shares held in ‘street name’ and held of record by banks, brokers or nominees for you may not be voted by such banks, brokers or nominees unless you, as the beneficial owners of such shares, provide them with instructions on how to vote, because the banks, brokers or nominees have no discretion to vote on those matters. The situation described in the first sentence of this section is frequently referred to as a broker non-vote. It is our view that to the extent that we distribute material to the banks, brokers or nominees for forwarding on to beneficial owners, the election of directors becomes a contested item and therefore the banks, brokers or nominees will not issue a ‘routine’ vote on behalf of the beneficial owners that have not instructed the banks, brokers or nominees as to how they wish to vote on the election of directors. If beneficial owners wish to vote, they must provide the bank, broker or nominee with specific instructions to vote.”

Solicitation of Proxies, page 11

8.  SEC Comment: Please indicate in the first sentence that the solicitation is being made by all of the participants named in the proxy statement, not merely by Oliver Press. Similar disclosure appears elsewhere in the document and, while in certain places it may be appropriate to refer only to Oliver Press, in many instances your disclosure should be revised.

     Oliver Press Response: The requested change was made.

Section 16(a) Beneficial Ownership Reporting Compliance, page 12

9.  SEC Comment: Given that all participants are affiliates of Oliver Press, please tell us why you have qualified this disclosure by reference to the knowledge of Oliver Press. For every late report which you appear to be disclosing in this section, please provide the information required by Item 405(a)(2) of Regulation S-K.

     Oliver Press Response: The knowledge qualifier was removed and the additional disclosure required by Item 405(a)(2) of Regulation S-K has been added.

Incorporation by Reference, page 12

10.  SEC Comment: Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

     Oliver Press Response: Oliver Press plans to distribute its proxy statement after the company’s distribution of its proxy statement.

Form of Proxy

11.  SEC Comment: Please revise the statement regarding discretionary authority to include the appropriate limitations on that authority as set forth in Rule 14a-4(c) of Regulation 14A.

     Oliver Press Response: The requested change was made.

*****

     If you have any questions regarding the foregoing, please call Jeffrey Shapiro at (973) 597-2470 or Allen Levithan at (973) 597-2406. Thank you.

Very truly yours

OLIVER PRESS PARTNERS, LLC

By:	/s/ Augustus K. Oliver
Augustus K. Oliver
Managing Member

cc:	Allen B. Levithan, Esq. Jeffrey M. Shapiro, Esq.

Please be advised that each of the undersigned participants acknowledges that:

it is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OLIVER PRESS PARTNERS, LLC

By:	/s/ Augustus K. Oliver
Augustus K. Oliver
Managing Member

OLIVER PRESS INVESTORS, LLC

By:	/s/ Augustus K. Oliver
Augustus K. Oliver
Managing Member

DAVENPORT PARTNERS, L.P.
By:	Oliver Press Investors, LLC, General Partner

By:	/s/ Augustus K. Oliver
Augustus K. Oliver
Managing Member

JE PARTNERS, L.P.
By:	Oliver Press Investors, LLC, General Partner

By:	/s/ Augustus K. Oliver
Augustus K. Oliver
Managing Member

OLIVER PRESS MASTER FUND, L.P.
By:	Oliver Press Investors, LLC, General Partner

By:	/s/ Augustus K. Oliver
Augustus K. Oliver
Managing Member

/s/ Augustus K. Oliver
Augustus K. Oliver

/s/ Clifford Press
Clifford Press

/s/ Benner A. Ulrich
Benner A. Ulrich